UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

GTX INC /DE/

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40052B207

(CUSIP Number)

Joseph R. Hyde, III, 17 West Pontotoc Avenue, Suite 100 Memphis, Tennessee 38103 Phone: (901) 685-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSEPH R. HYDE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,767,668
	8	SHARED VOTING POWER 2,456,126
	9	SOLE DISPOSITIVE POWER 6,767,668
	10	SHARED DISPOSITIVE POWER 2,456,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,223,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement relates to shares of common stock, $0.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Company” or the “Issuer”), the principal executive offices of which are located at 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103. All share and per share information included herein has been retroactively adjusted to give effect to the Company’s one-for-ten reverse stock split that occurred in December 2016.

Item 2. Identity and Background

(a)	The name of the person filing this statement is Joseph R. Hyde, III (“Mr. Hyde”).
(b)	The business address of Mr. Hyde is 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103.
(c)	Mr. Hyde is an individual investor. Mr. Hyde makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.
(d)	During the last five years, Mr. Hyde has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Hyde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Hyde is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On September 29, 2017, Mr. Hyde acquired 1,130,582 immediately separable Units in a private investment in public equity (“PIPE”) transaction by the Issuer at a purchase price of $8.845 per Unit. Each Unit consists of one share of Common Stock and one warrant to purchase 0.60 of a share of Common Stock. Mr. Hyde purchased the shares with personal funds, and no part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

Item 4. Purpose of Transaction

Mr. Hyde acquired the shares of Common Stock for investment purposes. He intends to evaluate the performance of such securities as an investment in the ordinary course of business. Mr. Hyde does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of September 29, 2017, Mr. Hyde beneficially owned an aggregate of 9,223,794 shares of Common Stock, constituting approximately 38.5% of the shares of Common Stock outstanding. The percentage of shares of Common Stock beneficially owned by Mr. Hyde is based on 21,541,909 shares of Common Stock outstanding as of September 29, 2017, as reported by the Company on such date. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission.

The aggregate number of shares of Common Stock beneficially owned by Mr. Hyde as reported above includes: 3,945,106 shares of Common Stock owned by Mr. Hyde; 36,455.97 shares of Common Stock issuable to Mr. Hyde pursuant to the Issuer’s Directors’ Deferred Compensation Plan; 21,646 shares of Common Stock owned by Mr. Hyde’s spouse; 14,535 shares of Common Stock held by Pittco Associates III, L.P.; 391,571 shares of Common Stock held by Pittco Investments, L.P.; 184,480 shares of Common Stock held by trusts for the benefit of Mr. Hyde’s children (the “Family Trusts”); 2,250,000 shares of Common Stock held in grantor retained annuity trusts on behalf of Mr. Hyde (the “GRATs”); 2,454,483 shares of Common Stock issuable upon exercise of a warrant acquired by Mr. Hyde in November 2014 (the “2014 Warrant”); and 678,349 shares of Common Stock issuable upon exercise of a warrant acquired by Mr. Hyde on September 29, 2017 (the “2017 Warrant” and together with the 2014 Warrant, the “Warrants”) pursuant to a PIPE transaction. However, the number of shares of Common Stock that may be acquired by Mr. Hyde upon exercise of the Warrants is generally limited to the extent necessary to ensure that, following such exercise, Mr. Hyde would not, together with his affiliates and any other persons or entities whose beneficial ownership of shares of Common Stock would be aggregated with Mr. Hyde for purposes of Section 13(d) of the Securities Exchange Act of 1934, beneficially own in excess of 38.5% of (i) the total number of shares of Common Stock then outstanding, or (ii) the combined voting power of all of the Company’s voting securities then outstanding. As a result of this restriction, as of the date of this Schedule 13D/A, the Warrants are exercisable for only up to 2,380,000 shares of Common Stock, and the percentage of shares beneficially owned by Mr. Hyde as reported in this Schedule 13D/A reflects this restriction. The related percentage of the shares of Common Stock that Mr. Hyde beneficially owns will change depending upon changes in the number of outstanding shares of Common Stock from time to time.

(b)	i. Mr. Hyde has sole power to vote or to direct the vote as to, and sole power to dispose or direct the disposition of, 6,767,668 shares of Common Stock, which includes 3,945,106 shares of Common Stock owned by Mr. Hyde, 36,455.97 shares of Common Stock issuable to Mr. Hyde pursuant to the Issuer’s Directors’ Deferred Compensation Plan, 14,535 shares of Common Stock held by Pittco Associates III, L.P., an entity controlled by Mr. Hyde, 391,571 shares of Common Stock held by Pittco Investments, L.P., an entity controlled by Mr. Hyde, and 2,380,000 shares of Common Stock issuable upon exercise of the Warrants.

ii. Mr. Hyde shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, 184,480 shares of Common Stock held by the Family Trusts, 2,250,000 shares of Common Stock held in the GRATs, and 21,646 shares of Common Stock owned by Mr. Hyde’s spouse.

iii. As the trustee of certain of the GRATs and as trustee or co-trustee of the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, the 423,045 shares of Common Stock held by these GRATs and the Family Trusts. Mr. Pontius is President of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103. Mr. Pontius is a citizen of the United States.

iv. During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

v. As the trustee of one of the GRATs, Lorie Jernigan (“Ms. Jernigan”) shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, the 500,000 shares of Common Stock held by this GRAT. Ms. Jernigan is Vice President of Accounting of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Ms. Jernigan’s business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103. Ms. Jernigan is a citizen of the United States.

vi. During the last five years, Ms. Jernigan has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

vii. As the trustee of one of the GRATs, Wilson Sights (“Mr. Sights”) shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, the 250,000 shares of Common Stock held by this GRAT. Mr. Sights is Chief Financial Officer of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Sights’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103. Mr. Sights is a citizen of the United States.

viii. During the last five years, Mr. Sights has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ix. As the trustee of one of the GRATs, Andrew Seamons (“Mr. Seamons”) shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, the 500,000 shares of Common Stock held by this GRAT. Mr. Seamons is Chief Investment Officer of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Seamons’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103. Mr. Seamons is a citizen of the United States.

x. During the last five years, Mr. Seamons has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

xi. As the trustee of certain of the GRATs, Corie Rivers (“Ms. Rivers”) shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, the 750,000 shares of Common Stock held by these GRATs. Ms. Rivers is the Controller of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Ms. Rivers’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103. Ms. Rivers is a citizen of the United States.

xii. During the last five years, Ms. Rivers has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	During the last 60 days, Mr. Hyde acquired the securities in the transactions described below.

Transaction Date	Units Acquired	Price Per Unit	About Transaction
September 29, 2017	1,130,582	$8.845	Acquired by Mr. Hyde from the Issuer in a PIPE transaction on September 29, 2017 whereby Mr. Hyde purchased 1,130,582 immediately separable Units for $8.845 per Unit. Each Unit consists of one share of Common Stock and one warrant to purchase 0.60 of a share of Common Stock.

(d)	Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 21,646 shares of Common Stock that she owns.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2017	By:	/s/ Joseph R. Hyde, III
Joseph R. Hyde, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)